UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Rural/Metro Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

781748108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,381
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,138,381
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,173,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,381
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,138,381
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,173,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,173,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781748108

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,311,493
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,311,493
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,311,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781748108

The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned.  This Amendment No. 10 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated as follows:

As of the close of business on October 26, 2009, Accipiter Life Sciences Fund II, LP and Accipiter Life Sciences Fund II (Offshore), Ltd. no longer owned any Shares.  Accordingly, Accipiter Life Sciences Fund II, LP and Accipiter Life Sciences Fund II (Offshore), Ltd. are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 10 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(a) This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore” and together with ALS Fund, the “Accipiter Entities”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”) and Gabe Hoffman.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Candens Capital is the general partner of ALS Fund.  Accipiter Management is the investment manager of ALS Fund Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Shares owned by the Accipiter Entities.

(b) The principal business address of each Reporting Person filing this statement is 666 5th Avenue, 35th Floor, New York, New York 10103.  The officers and directors of ALS Fund Offshore and their principal occupations and business addresses are set forth on Schedule B to Amendment No. 6 to the Schedule 13D and incorporated by reference in this Item 2.

(c) The principal business of each of the Accipiter Entities is investing in securities.  The principal business of Candens Capital is acting as the general partner of ALS Fund.  The principal business of Accipiter Management is acting as the investment manager of ALS Fund Offshore.  The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.

(d) No Reporting Person, nor any person listed on Schedule B to Amendment No. 6 to the Schedule 13D, incorporated herein by reference in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 781748108

(e) No Reporting Person, nor any person listed on Schedule B to Amendment No. 6 to the Schedule 13D, incorporated herein by reference in this Item 2, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Hoffman is a citizen of the United States of America.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,138,381 Shares owned by ALS Fund is $6,153,583, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 1,173,112 Shares owned by ALS Fund Offshore is $6,236,485, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,854,103 Shares outstanding, which is the total number of Shares outstanding as of August 31, 2009 as reported in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on September 9, 2009.

As of the close of business on October 26, 2009, ALS Fund beneficially owned 1,138,381 Shares, constituting approximately 4.58% of the Shares outstanding.  As the general partner of ALS Fund, Candens Capital may be deemed to beneficially own the 1,138,381 Shares owned by ALS Fund, constituting approximately 4.58% of the Shares outstanding.

As of the close of business on October 26, 2009, ALS Fund Offshore beneficially owned 1,173,112 Shares, constituting approximately 4.72% of the Shares outstanding.  As the investment manager of ALS Fund Offshore, Accipiter Management may be deemed to beneficially own the 1,173,112 Shares owned by ALS Fund Offshore, constituting approximately 4.72% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 2,311,493 Shares collectively owned by the Accipiter Entities, constituting approximately 9.30% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 2,311,493 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 781748108

Item 6 is hereby amended to add the following:

On October 26, 2009, ALS Fund, ALS Fund Offshore, Accipiter Management, Candens Capital and Gabe Hoffman entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 10 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

99.1.
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated October 26, 2009.

CUSIP NO. 781748108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	/s/ Kris Beighton
Kris Beighton, Joint Voluntary Liquidator

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 781748108

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 781748108

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER SINCE THE FILING OF AMENDMENT NO. 9 TO THE SCHEDULE 13D

All transactions were effected in the open market.

Class of Security	Quantity Purchased/(Sold)*	Price Per Unit ($)	Date of Purchase/Sale

Accipiter Life Sciences Fund, LP

None

Affiliates of Accipiter Life Sciences Fund, LP

Accipiter Life Sciences Fund II, LP

CommonStock	(5,100)	4.1298	10/06/2009
CommonStock	(21,600)	4.2780	10/07/2009
CommonStock	(6,700)	4.3680	10/08/2009
CommonStock	(5,912)	4.2943	10/15/2009
CommonStock	(15,186)	4.2913	10/15/2009
CommonStock	(4,000)	4.3092	10/15/2009
CommonStock	(23,048)	4.2651	10/16/2009
CommonStock	(5,640)	4.2806	10/16/2009
CommonStock	(17,700)	4.3354	10/16/2009
CommonStock	(4,600)	4.2773	10/19/2009
CommonStock	(10,987)	4.3571	10/19/2009
CommonStock	(800)	4.3037	10/19/2009

Accipiter Life Sciences Fund (Offshore), Ltd.

None

* Each of the sales disclosed on this Schedule A were exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-2(d).

CUSIP NO. 781748108

Class of Security	Quantity Purchased/(Sold)*	Price Per Unit ($)	Date of Purchase/Sale

Accipiter Life Sciences Fund II (Offshore), Ltd.

CommonStock	(48,650)	4.6702	10/20/2009
CommonStock	(200)	4.7150	10/20/2009
CommonStock	(600)	4.7400	10/20/2009
CommonStock	(63,343)	4.7053	10/20/2009
CommonStock	(42,973)	4.7443	10/21/2009
CommonStock	(95,055)	4.7199	10/21/2009
CommonStock	(6,940)	4.8164	10/21/2009
CommonStock	(1,800)	4.7800	10/21/2009
CommonStock	(14,600)	4.7374	10/22/2009
CommonStock	(45,000)	4.6698	10/22/2009
CommonStock	(11,390)	4.7914	10/22/2009
CommonStock	(4,200)	4.8974	10/23/2009
CommonStock	(61,837)	4.8546	10/23/2009
CommonStock	(2,361)	5.0246	10/23/2009
CommonStock	(11,319)	5.0607	10/26/2009

Accipiter Life Sciences Fund II (QP), LP

None

Accipiter Capital Management, LLC

None

Candens Capital, LLC

None

Gabe Hoffman

None

* Each of the sales disclosed on this Schedule A were exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-2(d).